UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) December 2, 2022

ReAlpha Asset Management, Inc.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

Item 9.	Other Events.

In connection with the GEM facility for up to $100 million disclosed previously, reAlpha Asset Management Inc. (“reAlpha”) reserved the NASDAQ ticker “RHOM”. The ticker is reserved for a period of twenty-four (24) months from the date of the reservation November 29, 2022.

While reAlpha may take strategic planning steps, we have not taken any steps toward a public listing beyond reservation of a ticker symbol. There can be no guarantee or assurance that listing of our shares on a national securities exchange will take place, or that we will engage in any public offering and file a registration statement with the Securities and Exchange Commission. Even if the company becomes publicly listed on a national securities exchange, there is no guarantee that an active market for trading our shares will develop or be sustained.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) ReAlpha Asset Management, Inc.

By (Signature and Title) /s/ Michael Logozzo, Chief Financial Officer and Chief Operating Officer

Date December 5, 2022

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